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                                                              Exhibit 5.3 & 23.2

             [LETTERHEAD OF REED SMITH SHAW & MCCLAY APPEARS HERE]

                               November 25, 1996

Mellon Bank Corporation
500 Grant Street
Pittsburgh, PA 15258


        Re:  Mellon Bank Corporation 401(k) Retirement Savings
             Plan, as amended and restated effective January 1, 1989 ("401(k) Plan")

Gentlemen:

        We serve as counsel to the Mellon Bank Corporation ("Mellon") Corporate Benefits Committee ("CBC") and Mellon Benefits Investment Committee ("BIC") (collectively, the "Committees") in their capacities as the named fiduciaries ultimately responsible for the administration of the captioned 401(k) Plan and the investment of its related assets, respectively. We also serve as counsel to Mellon, in its capacity as sponsor of the 401(k) Plan, to the extent Mellon takes actions solely in its capacity as sponsor which are not subject to the fiduciary responsibility rules of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        In our capacity as counsel to the Committees and Mellon, as applicable, we were primarily responsible for: (i) drafting the captioned 401(k) Plan;
(ii) obtaining the favorable determination of the Internal Revenue Service ("Service"), received May 14, 1993, regarding the qualified status of the 401(k) Plan, executed September 30, 1992, under section 401(a) of Internal Revenue Code ("Code") and the First (Qualification) Amendment to the 401(k) Plan executed June 17, 1993; (iii) drafting the subsequent amendments Two, Three and Four; and
(iv) drafting the amended and restated 401(k) Plan document, currently in draft form, to be effective as of January 1, 1996 (the "Restated Plan").

        The Restated Plan incorporates all the amendments since the prior restatement and implements Mellon's decision to amend the 401(k) Plan to automate its administration through the use of mutual fund investment options, daily valuation and telephonic transaction processing. None of the amendments subsequent to the
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[LETTERHEAD OF REED SMITH SHAW & McCLAY APPEARS HERE]


Mellon Bank Corporation                 -2-                   November 25, 1996



First (Qualification) Amendment have been submitted to the Service for its determination regarding the continued qualified status of the 401(k) Plan as so amended under section 401(a) of the Code.

        The 401(k) Plan is intended to constitute a "qualified profit sharing plan" within the meaning of Treasury Regulation 1.401-1(b)(1)(ii), Code section 401(a) and the regulations promulgated thereunder. The CBC intends to request the Service to issue a favorable determination that the form of the Restated Plan continues to constitute a qualified plan.

        The Restated Plan document has been drafted to incorporate all material requirements of Code section 401(a). Accordingly, we are of the opinion that the Service will ultimately issue a favorable determination on the qualified status of the 401(k) Plan as amended subsequent to the First (Qualification) Amendment by the adoption of the Restated Plan.

        We hereby consent to the filing of this opinion as an exhibit to the registration statement to be filed under the Securities Act of 1933 (the "Act") with respect to the 401(k) Plan. By giving such consent, we do not hereby admit that we are within the category of persons whose consent are necessary under
Section 7 of the Act.



                                        Very truly yours,


                                        Reed Smith Shaw & McClay

                                        /s/ Reed Smith Shaw & McClay